April 5, 2018

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecilia Blye, Chief
Office of Global Security Risk

Re:	Rockwell Collins, Inc.
10-K for Fiscal Year Ended September 30, 2017
Filed November 14, 2017
File No. 1-16445

Dear Ms. Blye:

This letter acknowledges your comment letter to Rockwell Collins dated March 29, 2018. As I discussed earlier this week with Mr. Daniel Leslie at the SEC, we appreciate the SEC's extension of time and we currently plan to respond to the comment letter on or about April 30, 2018.

[Signature page follows]

Respectfully,

/s/ Vaughn M. Klopfenstein
Vaughn M. Klopfenstein
Vice President,
Associate General Counsel, Corporate & Assistant Secretary